BRASKEM

                                   EXHIBIT 6


EXTRAORDINARY SHAREHOLDERS' MEETING APPROVES THE CONSTITUTION OF BRASKEM

     August 16, 2002 -- BRASKEM S.A., the largest petrochemical industry in Latin America and ranking among the five largest Brazilian private sector companies, today had its constitution approved by Copene's shareholders at a Shareholders' Extraordinary Meeting held at the head office of the company in the city of Camacan, State of Bahia.

     Braskem is being created from the merging of the Odebrecht and Mariani Groups' petrochemical assets into Copene, which from today is to have its corporate denomination changed to Braskem S.A. The Odebrecht and Mariani groups will have a 48% stake in the total capital of Braskem, while Norquisa will have a further 12% participation, Petroquisa, 11%, Previ, 3% and Petros, 1%. The remaining 25% comprises the Company's free float.

     The same Shareholders' Extraordinary Meeting approved tag-along rights, which will allow minority shareholders to sell their holdings under the same conditions as the controlling shareholders, in the event of the transfer of a controlling shareholding in Braskem. These rights are more than are currently required for Braskem to be classified at Level 2 of Bovespa's corporate governance rating. The company stock tickers will remain unchanged - BOVESPA:
CPNE3, CPNE5 and CPNE6 / NYSE: PNE.

     Braskem is a world-class Brazilian company, the largest petrochemical manufacturer in Latin America and Brazil's third largest private corporation. The company operates 15 manufacturing plants located in Alagoas, Bahia, Sao Paulo and Rio Grande do Sul. It produces 6.4 million tons a year of petrochemical products such as ethylene, propane and benzene and thermoplastic resin, as well as gasoline and LPG (cooking gas). Braskem has sales totaling R$
7.5 billion per year. In the Southern Cone, Braskem is the leader of the polyethylene segment, with a 29% market share. It also is the leader in PVC, with a 51% share, and second in terms of polypropylene, with a 36% share.